Lipidomics, Inc.
Statements of Changes in Shareholders' Deficit
For the Period March 3, 2016 (Inception) to December 31, 2017
(Unaudited)

	Common Stock		Capital in Excess of Par Value	Retained Deficit	Total Shareholders' Deficit
	Shares	Amount			
March 3, 2016 (Inception)	1,388,889	$ 14	$ (4)	$ -	$ 10
		-	-		-
Net loss				(1,750)	(1,750)
Balance, December 31, 2016	1,388,889	14	(4)	(1,750)	(1,740)
					-
Net loss				(16,370)	(16,370)
Balance, December 31, 2017	1,388,889	$ 14	$ (4)	$ (18,120)	$ (18,110)